UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                                  SCHEDULE 13G

                            -------------------------

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                    SBE, INC.
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                    783873201
                                 (CUSIP NUMBER)

                                DECEMBER 31, 2003
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     / / Rule 13d-1 (b)
     /x/ Rule 13d-1 (c)
     / / Rule 13d-1 (d)



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*      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP  NO. 783873201       13G                       Page 2 of 7 Pages


1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Mr. Jeffrey J. Puglisi

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:   (a) /x/
                                                          (b) / /

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION: United States

5.   NUMBER OF SHARES          5.     SOLE VOTING POWER: 50,000
     BENEFICIALLY OWNED
     BY EACH REPORTING         6.     SHARED VOTING POWER: 268,800
     PERSON WITH                .
                               7.     SOLE DISPOSITIVE POWER: 50,000

                               8.     SHARED DISPOSITIVE POWER: 268,800

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 318,800

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: * / /

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 6.8%

12.  TYPE OF REPORTING PERSON*: IN

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CUSIP  NO. 783873201       13G                       Page 3 of 7 Pages



1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Puglisi Capital Partners, L.P. 86-0878215


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*: (a) /x/
                                                        (b) / /

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

     NUMBER OF SHARES          5.     SOLE VOTING POWER: 0
     BENEFICIALLY OWNED
     BY EACH REPORTING         6.     SHARED VOTING POWER: 268,800
     PERSON WITH
                               7.     SOLE DISPOSITIVE POWER: 0

                               8.     SHARED DISPOSITIVE POWER: 268,800

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 268,800

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: * / /


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 5.7%

12.  TYPE OF REPORTING PERSON*: PN



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* See Instructions before filling out!

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CUSIP  NO. 783873201       13G                       Page 4 of 7 Pages





         Schedule 13G of Mr. Jeffrey J. Puglisi and Puglisi Capital Partners, L.P. with respect to the common stock, par value $.001 per share (the "Common Stock") of SBE, Inc., a Delaware corporation (the "Company").

ITEM 1 (a)  NAME OF ISSUER:
            SBE, Inc.

ITEM 1 (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
            2305 Camino Ramon, Suite 200, San Ramon, California 94583

ITEM 2 (a)  NAME OF PERSON FILING:
            Mr. Jeffrey J. Puglisi
            Puglisi Capital Partners, L.P.

ITEM 2 (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            Mr. Jeffrey J. Puglisi
            c/o Puglisi & Co.
            399 Park Avenue
            37th Floor
            New York, New York 10022

            Puglisi Capital Partners, L.P.
            399 Park Avenue
            37th Floor
            New York, New York 10022

ITEM 2 (c)  CITIZENSHIP:
            Mr. Puglisi is a citizen of the United States of America. Puglisi Capital Partners, L.P. is a limited partnership organized under the laws of the State of Delaware.

ITEM 2 (d)  TITLE OF CLASS OF SECURITIES:
            Common Stock, par value $.001 per share (the "Common Stock")

ITEM 2 (e)  CUSIP NUMBER:
            783873201

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CUSIP  NO. 783873201       13G                       Page 5 of 7 Pages


ITEM(3)     IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) or
            (C), CHECK WHETHER THE PERSON FILING IS A:

            (a)   ( )  Broker or Dealer registered under Section 15 of the
                       Securities Exchange Act of 1934 (the "Act")
            (b)   ( )  Bank as defined in Section 3(a)(6) of the Act
            (c)   ( )  Insurance Company as defined in Section 3(a)(19)
                       of the Act
            (d)   ( )  Investment Company registered under Section 8 of the
                       Investment Company Act of 1940
            (e)   ( )  An investment adviser in accordance with
                       Rule 13d-1(b)(1)(ii)(E);
            (f)   ( )  An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
            (g)   ( )  A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
            (h)   ( )  A savings association as defined in Section 3(b) of the
                       Federal Deposit Insurance Act;
            (i)   ( )  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
            (j)   ( )  A Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

       If this statement is filed pursuant to Rule 13d-1(c), check this box. /x/

ITEM 4.     OWNERSHIP

            (a)   Amount Beneficially Owned:
                  318,800

            (b)   Percentage of Class:
                  6.8% (based on the 4,684,411 shares reported to be outstanding on August 31, 2003 in the Company's Form 10-Q for the quarterly period ended July 31, 2003)

            (c)   Number of shares as to which such person has:
                 (i)      sole power to vote or to direct the vote: 50,000
                 (ii)     shared power to vote or to direct the vote: 268,800
                 (iii) sole power to dispose or to direct the disposition of : 50,000
                 (iv) shared power to dispose to direct the disposition of: 268,800

CUSIP  NO. 783873201       13G                       Page 6 of 7 Pages

         Puglisi Capital Partners, L.P. has the power to vote and dispose of its shares of the Common Stock, which power may also be exercised by Mr. Jeffrey J. Puglisi, as the manager of JJP Partners, LLC, the general partner of Puglisi Capital Partners, L.P.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
            Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
            Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
            Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP
            Not applicable.

ITEM 10.    CERTIFICATION.
            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




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CUSIP  NO. 783873201       13G                       Page 7 of 7 Pages

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2004

/s/ Jeffrey J. Puglisi
-------------------------------
    Jeffrey J. Puglisi

PUGLISI CAPITAL PARTNERS, L.P.
By: JJP Partners, LLC, General Partner

By: /s/ Jeffrey J. Puglisi
-------------------------------
        Jeffrey J. Puglisi, Managing Member